Exhibit 99.1

PRESS RELEASE

SUPERCOM ANNOUNCES THIRD QUARTER FINANCIAL RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004
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15% Year-Over-Year Revenue Growth for Third Quarter 2004

20% Revenue Growth for Third Quarter 2004 versus the Second Quarter 2004

New York, NY, and Ra’anana, Israel, November 30, 2004 - SuperCom, Ltd. (NASDAQ: SPCBF.OB; Euronext: SUP) a leading smart card and electronic identification (eID) technology integrator and solutions provider for government and business today reported revenues for the third quarter 2004.  Total revenues were $1.40 million, a 15% increase over the same period in 2003.  Quarter-over-quarter revenue increased 20% sequentially.

The Company reported a net loss of $663,000, or $(0.04) per diluted share, for the third quarter 2004, compared to a net loss of $444,000, or $(0.03) per diluted share, for the third quarter of 2003.

Sales and marketing for the third quarter totaled $586,000, an increase of 76%, and R&D expenses totaled $241,000, a decrease of 1% over the same period last year. The increase in sales and marketing was due primarily to the expansion of the Company’s marketing activities in U.S. markets.

Revenues for the nine months ended September 30, 2004 decreased by 24% to $3.89 million, compared to $5.12 million for the same period in 2003.  The decrease was primarily due to the difficult comparable created by a large government project in the first quarter of 2003.  Net loss for the first nine months of 2004 was $2.32 million, or $(0.17) per share, compared to $1.18 million, or $(0.09) per share, for the same period in 2003.

Commenting on the Company’s performance, Eyal Tuchman, Chief Financial Officer, said, “Several new projects have been announced during the last few months, which we believe will impact our revenues commencing in the fourth quarter of this year. Commercial sales have significantly improved in the third quarter compared to the same period last year, and have contributed to our increase in total revenues for this quarter.   We expect fourth quarter sales to be higher compared to previous quarters this year, due to the implementation of newly awarded projects. We are optimistic and expect that this momentum will continue during the next coming quarters.”

Earlier this year, the United States Government Printing Office (GPO) selected SuperCom as one out of four prime contractors for the integration of smart-card technology in the new U.S. electronic passports.  In addition, SuperCom’s proposal as a sub-contractor with BearingPoint was also accepted for award in this project.

This project is considered to be the largest and most advanced smart passport projects in the world to date and will include the production of smart inlays for the new passports with a sophisticated chip containing personal identification such as biometric data. This type of passport will be difficult to forge and will replace the traditional passport.  The scope of the project, based on the RFP, is estimated at 50 million passports over the next five years.

“We believe that our revenues for the next few years will be strongly influenced by the award from the United States Government Printing Office (GPO),” said Avi Schechter, Chief Executive Officer of SuperCom, Ltd.  “We also expect this award to have an indirect impact on our revenues from new electronic identification contracts the Company is expecting to win.”

After the balance sheet date, the Company granted to officers, employees and consultants options to purchase an aggregate of 880,000 shares, at an exercise price of $0.85 per share. In addition, the Company has adopted a resolution, which is subject to the approval of its shareholders, to grant three directors options to purchase an aggregate of 400,000 shares at an exercise price of $0.85 per share. Furthermore, on November 7, 2004, the Company granted four officers options to purchase an aggregate of 625,000 shares, with an exercise price of $2.52 per share.

About SuperCom, Ltd.
SuperCom, Ltd. is engaged in research, development and marketing of advanced technologies and products for smart-card solutions and government e-ID projects.  SuperCom offers a wide range of standard and customized smart-card-based solutions for physical and logical security, education, corrections facilities and air & seaports.  SuperCom is also a leader in the manufacturing of secure and durable documents such as national identity cards, passports, visas, drivers’ licenses and vehicle registration.  Together with its subsidiaries, SuperCom offers advanced, innovative and flexible solutions in contact and contactless smart-card technologies.  Headquartered in Israel, SuperCom has subsidiaries in the US and Hong Kong.  For more information, visit our website at www.supercomgroup.com.

Safe Harbor
Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended.  Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although SuperCom believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. SuperCom disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.  SuperCom undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.  For further information, refer to the discussion in reports that SuperCom has filed with the U.S. Securities and Exchange Commission.

This press release and other releases are available on www.supercomgroup.com.

Contact:
Eyal Tuchman, CFO                  Bill Bodenlos
SuperCom, Ltd.                     RK Equity Advisors
+972 9 775 0800                   bbodenlos@rkequity.com
eyalt@supercomgroup.com